Orezone Resources Inc. Project Highlights


MALI
NIGER
AFRICA
BURKINA FASO
Ouagadougou
GHANA
TOGO
BENIN
CÔTE D'IVOIRE
1
2
3
4
5
6
7
8

BURKINA FASO		NIGER	
1	SEGA	5	KOSSA
2	BONDI (includes the Golden Hill Project)	6	NAMAGA
3	BOMBORE	7	KOYRIA
4	ESSAKANE	8	MALI (approximately 230km West of Burkina Faso)